Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 18, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten

Staff Attorney

Office of Technology

Re:	Rackspace Technology, Inc.

Draft Registration Statement on Form S-1

Submitted May 6, 2020

CIK No. 0001810019

Dear Mr. Kauten:

On behalf of Rackspace Technology, Inc., a Delaware corporation (formerly known as Rackspace Corp., the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with exhibits, marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on May 6, 2020.

Amendment No. 1 is being confidentially submitted to the Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated June 2, 2020 (the “Comment Letter”), and certain other updates. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

The Company has asked us to convey the following as its responses to the Staff:

Cover Page

1.	Please disclose the percentage of voting power to be held by affiliates of Apollo Global Management, Inc. upon completion of the offering.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus included in Amendment No. 1.

Our Business, page 1

2.	Please disclose the amount of your outstanding debt, including the amount attributable to the acquisition of the company by Apollo in 2016.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 3 of Amendment No. 1.

Our Transformation, page 3

3.	Please define your reference to enterprise customers.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 3 of Amendment No. 1.

4.	Please disclose the amount of revenue per employee and number of customers for the year ended December 31, 2018 to add context to these measures for the year ended December 31, 2019.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 2 of Amendment No. 1.

Our Sponsor, page 7

5.	Please include a discussion of the right of the Apollo Funds to nominate a percentage of the board of directors in accordance with their beneficial ownership of your common stock.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 8 of Amendment No. 1.

Risk Factors

Risks Related to Our Business

Our substantial indebtedness could materially and adversely affect our ability to raise additional capital…, page 17

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

6.

You disclose that your indebtedness could require you to dedicate a substantial portion of your cash flow from operations to the payment of interest and the repayment of your indebtedness. To provide context, please disclose the amount and percentage of your cash flow from operations used to service your debt in the last two years.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment by disclosing the percentage of cash flow from operations used to service the Company’s debt in the last two years. In addition, the Company has also revised the Registration Statement to disclose the percentage of the Company’s cash flow from operations, calculated prior to any deductions for cash interest payments, used to service the Company’s debt in the last two years. The Company believes this is the more appropriate measure of debt service capacity because the Company’s “cash flow from operations” is already reduced for cash interest payments, and therefore would not provide the most appropriate context to this risk factor. Please see page 18 of Amendment No. 1.

Our debt agreements contain restrictions that limit our flexibility in operating our business, page 34

7.

Please revise your disclosure that you have pledged a significant portion of your assets as collateral under the Senior Facilities to disclose that you have pledged substantially all of your assets as collateral as you state on page 82.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 38 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA Minus Capital Expenditures, page 79

8.

We note that Adjusted EBITDA Minus Capital Expenditures, a liquidity measure, was reconciled to Adjusted EBITDA which is a performance measure. Please revise to reconcile to the most directly comparable liquidity measure, cash provided by operating activities. Refer to 10(e)(i)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 93 of Amendment No. 1.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 90

9.

Please revise to expand your disclosures regarding the methods that management used to determine the fair value of the company’s stock, the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 112 and 113 of Amendment No. 1.

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

Certain Relationships and Related Party Transactions, page 138

10.

Please disclose whether the management consulting agreements and transaction fee agreements will continue following the offering. Also disclose whether the offering will trigger any Additional Datapipe Equity Consideration or dividends under the Datapipe merger agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the management consulting agreements and transaction fee agreements will be terminated at the pricing of the offering. The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 177 and 178 of Amendment No. 1.

Management Consulting Agreements, page 140

11.	Please quantify the consulting fees for each of the management consulting agreements. Refer to Item 404(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 176, 177 and 178 of Amendment No. 1.

Underwriting

Lock-Up Agreements, page 159

12.	Please disclose the exceptions to the lock-up agreements.

The Company acknowledges the Staff’s comment and will include a description of the material exceptions to the lock-up agreements in a subsequent amendment to the Registration Statement once the lock-up agreement is finalized with the underwriters.

Consolidated Financial Statements

Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Revenue Recognition, page F-13

13.

Please tell us whether the professional services disclosed on page 99, when included in arrangements with other services, are considered distinct and explain the basis for your conclusion. Revise to describe the nature of the professional services provided and to clarify your revenue recognition policy for these services.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its professional services, which may include implementation services, are considered distinct when the following criteria from ASC 606-10-25-19 are met:

25-19. A good or service that is promised to a customer is distinct if both of the following criteria are met:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

One of the significant judgments required in assessing whether the Company’s professional services, including implementation services, are distinct is whether the customer could benefit from the service on its own or in conjunction with other readily available resources, including a service that is sold separately (by the Company or another entity) as described in ASC 606-10-25-20. Other significant judgments required in assessing whether the Company’s professional services are distinct include assessing whether its services are highly integrated into a bundle of services that represent the combined output specified by the customer as described in ASC 606-10-25-21(a) and assessing whether one or more of the services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other services promised in the contract as described in ASC 606-10-25-21(b).

The Company has generally concluded that its professional services are distinct. The Company’s customers can benefit from the professional services provided on their own or with other available resources and the Company’s promise to deliver these services is separately identifiable in the contract. The Company has generally concluded that its professional services are not part of a combined output when they are included in arrangements with other services. The Company’s customers can and do choose to purchase professional services independently from other services provided.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-14 of Amendment No. 1.

Cost Incurred to Obtain and Fulfill a Contract, page F-14

14.

We note your disclosure that sales commissions are recognized as expense over the period the related services are expected to be delivered to the customer. Please revise to quantify the average expected service period. Also, disclose if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. If applicable, disclose how commissions paid for renewals are considered in the expected service period and the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-15 of Amendment No. 1.

Subsequent Events, page F-18

15.	Please disclose any share-based compensation awards granted subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-19 of Amendment No. 1.

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

Note 12. Share-Based Compensation, Settlement of Share-Based Awards, and Employee Benefit Plans Stock Plan, page F-40

16.

Please provide us with a breakdown of all share-based compensation awards granted in the last twelve month period and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

The Company advises the Staff that it has granted stock options during the period from December 31, 2018 through the date of this letter as follows:

Options:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
4/22/2019	200,000	$154.50
5/24/2019	107,904	$154.50
5/31/2019	350,445	$154.50
7/29/2019	262,872	$154.49
8/1/2019	2,200	$154.49
8/5/2019	485	$154.49
8/12/2019	60,000	$154.49
9/16/2019	12,782	$154.49
9/17/2019	82,500	$154.49
9/23/2019	3,883	$154.49
12/13/2019	86,679	$155.61
1/6/2020	57,663	$163.49
1/8/2020	642	$163.49
1/13/2020	3,058	$163.49
2/24/2020	19,962	$163.49
3/16/2020	428,159	$163.49
5/4/2020	149,746	$136.92

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

The Company advises the Staff that it granted restricted stock units during the period from December 31, 2018 through the date of this letter as follows:

Restricted Stock Units:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
4/22/2019	35,598	$154.50
5/24/2019	1,455	$154.50
2/24/2020	2,291	$163.49
5/4/2020	547	$136.92

As there has been no public market for the Company’s common stock (the “Common Stock”) since the Rackspace Acquisition in 2016, the estimated fair value of the Common Stock has been determined by the Company’s Board of Directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of the Common Stock.

Various objective and subjective factors determined the fair value of the Common Stock as of each grant date, including:

•	the Company’s results of operations, financial position and achievement of enterprise milestones;

•	the composition of, and changes to, the Company’s management team and Board;

•	consideration of the lack of liquidity of the Common Stock as a private company;

•

a discount for lack of marketability was not applied given that there were no differential rights attributable to different shareholders (as the Company has only one class of shares – i.e., common). As the equity value considers the rate of return for the investors, an illiquidity discount has already been factored into the concluded equity value (in the form of the discount rate);

•	the Company’s stage of development, business strategy and the material risks related to its business and industry;

•	the valuation of publicly-traded companies in the IT Managed Services sector, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the IT Managed Services sector;

•	the likelihood of achieving a liquidity event for the holders of the Common Stock, such as the IPO, or a sale of the Company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held IT Managed Services companies.

The third-party valuations of Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

The primary driver for the fluctuation in the Board-determined fair value of the Common Stock between Q4 2019 and Q1 2020 grant periods was due to improved financial results driven by the Company’s new leadership team, specifically the implementation of revenue growth and cost saving initiatives across the organization, which have resulted in a steady increase in customer bookings throughout 2019 and into 2020. Additionally, the Company exceeded its 2019 Adjusted EBITDA budget and accordingly, the Company revised its forecasts upward.

The primary driver for the fluctuation in Board-determined fair value of the Common Stock between Q1 2020 and Q2 2020 grant periods was due to the decline in economic conditions related to COVID-19. Although COVID-19 has not had a significant impact on the Company’s operations, the uncertainty surrounding the ultimate extent of the impact of COVID-19 on the operational and financial performance of the Company led to an increase in the discount rate applied. Furthermore, the market capitalization of guideline companies decreased as result of lower earnings multiples, which have been reflected in the Board-determined fair value estimate for the Common Stock.

As a result, management determined that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it has supplementally provided the Staff with all written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any additional written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

18.	Please disclose the source of the following assertions in your prospectus:

•	You are a pioneer of cloud computing (pages 1, 3, 59, 94 and 96);

•	You are a pioneer of the “IT-as-a-Service” business model (pages 1, 59 and 95); and

•	You are the largest provider of managed services focused primarily on cloud infrastructure and applications in the world (pages 2, 59 and 95).

The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove these statements in response to the Staff’s comment.

*             *             *

Confidential Treatment Requested by Rackspace Technology, Inc.

Pursuant to 17 C.F.R. Section 200.83

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

June 18, 2020

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:                 David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Holly Windham

Rackspace Technology, Inc.

Michael Kaplan

Emily Roberts

Davis Polk & Wardwell LLP